FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

82-1711

03 JUL 11 7:21

SUPPL



FOSTER'S
GROUP
Inspiring Global Enjoyment


03024466

PRESS RELEASE

Fosters Brewing

PLEASE DELIVER URGENTLY

The following announcement was made to the Australian Stock Exchange Limited today.

PROCESSED
JUL 17 2003
THOMSON FINANCIAL

TOTAL PAGES: 2

Please advise Lina Cucè by fax on 61 3 9645 7226 or email: lina.cuce@fostersgroup.com if the following names/numbers are outdated.

dlw 7/11

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886


FOSTER'S
GROUP
Inspiring Global Enjoyment

11 July, 2003

FOSTER'S APPOINTS NEW VP INVESTOR RELATIONS

Foster's Group Limited (Foster's) today announced the appointment of Dr Robert Porter as Vice President Investor Relations reporting to the group's Chief Financial Officer, Mr Pete Scott.

Dr Porter will have responsibility for Foster's global investor relations program and brings to the role more than 20 years corporate experience in leading Australian companies including 10 years working in investor relations at Ampolex Limited, BHP Billiton and most recently Southcorp.

Dr Porter has a Bachelor or Arts (Hons) degree from Flinders University, a Master of Science from the London School of Economics and Political Science and a PhD from Macquarie University.

Commenting on the appointment, Foster's CFO, Mr Pete Scott said, "We are very pleased to welcome someone with Robert's extensive investor relations background and industry experience to the Foster's team."

Ends

Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 847 82 00
Fax: (48 76) 847 85 00

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 94 22 990* *1 202 94 29 624*
From:	Andrzej Kowalczyk (contact name) Director, Ownership Supervision and Investor Relations	*Phone:*	*(48 76) 847 82 31*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 847 82 05*
E-mail:			
Date:	*11 July 2003*	*No of sheets:*	*1*

Announcement also provided to required statutory authorities

Current report 38/2003

The Management Board of KGHM Polska Miedź S.A. announces that on 1 July 2003 a change was registered in the Regional Court for Wrocław Fabryczna in Wrocław, Section VI (Economic) of the National Court of Registration in the amount and structure of the share capital of the company Polskie Centrum Promocji Miedzi sp. z o.o. (the Polish Copper Promotion Center, a subsidiary of KGHM Metale S.A., which in turn is a subsidiary of KGHM Polska Miedź S.A.) whose legal form was altered from that of a joint stock company (S.A.) into a limited liability company (sp. z o.o.). Following registration of this change, the share capital of Polskie Centrum Promocji Miedzi sp. z o.o. amounts to PLN 105 thousand and is divided into 35 shares having a nominal value of PLN 3 thousand each. The total number of votes arising from all issued shares amounts to 35. KGHM Metale S.A. owns 26 shares, representing 74.29% of the share capital of PCPM sp. z o.o. The remaining shareholders own 1 share each (including from the following subordinated companies of KGHM Polska Miedź S.A.: CBPM Cuprum Sp. z o.o., KGHM Metraco sp. z o.o. and Walcownia Metali ŁABĘDY Sp. z o.o.).

Legal basis:
(§5, section 1, point 12 Decree of the Council of Ministers dated October 16, 2001 - Dz. U. Nr 139, poz. 1569 with later changes)

DYREKTOR NACZELNY
Nadzoru Właścicielskiego
i Relacji Inwestorskich
Andrzej Kowalczyk

DYREKTOR GENERALNY
Biura Zarządu
Józef Dudziak